Management's Discussion and Analysis
For the three months ended March 31, 2018

The following management discussion and analysis (“MD&A”) of the consolidated operations and financial position of Osisko Gold Royalties Ltd (“Osisko” or the “Company”) and its subsidiaries for the three months ended March 31, 2018 should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2018. The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of May 3, 2018, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2018 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company’s reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Forward-Looking Statements” section.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Description of the Business

Osisko Gold Royalties Ltd was formed following the friendly acquisition of Osisko Mining Corporation (“OMC”) by Yamana Gold Inc. (“Yamana”) and Agnico Eagle Mines Limited (“Agnico Eagle”) and commenced active operations on June 16, 2014. The Company is incorporated under the Business Corporations Act (Québec) and is focused on acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects, mainly in Canada. The cornerstone assets include a 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine, a sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine, a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack mine, all located in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. In addition, the Company invests in equities of exploration, development and royalty companies.

Business Model and Strategy

The Company’s objective is to maximize returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders through share repurchases and/or dividend payments. The Company believes it can achieve this by putting its team’s strong technical expertise to work seeking out high margin growth opportunities that provide exposure to the upside of commodity prices and to the optionality of mineral reserve growth and new discoveries. Osisko’s main focus is on high quality gold assets located in favourable jurisdictions and operated by established mining companies, as these assets are expected to support a premium valuation in the marketplace. The Company will also evaluate opportunities in other commodities and jurisdictions. Given that a core aspect of the Company’s business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital. The Company may also invest or maintain investments in gold bullion as part of its overall treasury management, through the acquisition of gold bullion on the market or through holding in-kind royalties received.

Highlights – First Quarter of 2018

  Quarterly gold equivalent ounces (“GEOs”) earned of 20,0361 (92% increase compared to Q1 20172 );
  Record quarterly revenues from royalties and streams of $32.6 million (90% increase compared to Q1 2017);
  Record net cash flows provided by operating activities of $23.3 million (compared to $12.0 million in Q1 2017);
  Net earnings attributable to Osisko’s shareholders of $2.3 million, $0.01 per basic share (compared to $4.1 million, $0.04 per basic share in Q1 2017);
  Adjusted earnings3 of $8.9 million, $0.06 per basic share3 (compared to $6.6 million, $0.06 per basic share in Q1 2017);
  Delivery of the shares of AuRico Metals Inc. to Centerra Gold Inc. for a $1.80 cash consideration per share and for proceeds of $25.5 million, generating a gain4 of $15.5 million, based on the cash cost4 of the shares;
  Acquisition for cancellation of 1,607,099 common shares for $20.3 million (average acquisition cost of $12.65 per share);
  Converted the gold offtake agreement on the Matilda property operated by Blackham Resources Limited into a 1.65% gold stream, effective April 1, 2018;
  Agreement to acquire from Victoria Gold Corp. (“Victoria”) a 5% net smelter return (“NSR”) royalty for $98.0 million on the Dublin Gulch property which hosts the Eagle Gold project located in Yukon, Canada; and
  Declared a quarterly dividend of $0.05 per common share to shareholders of record as of the close of business on March 30, 2018, paid on April 16, 2018.

Highlights – Subsequent to March 31, 2018

  Disbursement of the first tranche of the 5% NSR royalty acquired from Victoria for $49.0 million and subscribed to 100 million common shares of Victoria for $50.0 million;
  Repayment of $32.0 million on the revolving credit facility in April; and
  Declaration of a quarterly dividend of $0.05 per common share payable on July 16, 2018 to shareholders of record as of the close of business on June 29, 2018.
_________________________________________________
1

GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Refer to the portfolio of royalty, stream and other interests section for average metal prices used.

2	Three months ended March 31, 2017 or first quarter of 2017 (“Q1 2017”).
3

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management’s Discussion and Analysis.

4

The cash cost of an investment is a non-IFRS measure representing the cash paid on the acquisition of an investment. The gain or the loss is calculated by subtracting the cash cost from the cash proceeds on the sale of an investment.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Portfolio of Royalty, Stream and Offtake Interests

The following table details the GEOs earned from Osisko’s producing royalty, stream and other interests:

		Three months ended
		March 31,
	2018	2017

Gold
Canadian Malartic royalty	8,077	7,483
Éléonore royalty	1,768	1,582
Seabee royalty(1)	1,126	-
Island Gold royalty	373	416
Brucejack offtake	515	-
Vezza royalty	327	349
Other	1,712	150
	13,898	9,980
Silver
Mantos stream	1,592	-
Sasa stream	1,176	-
Gibraltar stream (2 months in Q1 2017)	322	309
Canadian Malartic royalty	125	127
Other	91	2
	3,306	438
Diamonds
Renard stream	2,052	-
Other	54	-
	2,106	-
Other metals
Kwale royalty	726	-

Total GEOs	20,036	10,418

(i)

Effective January 1, 2018, Osisko elected to receive the Seabee royalty in-kind. During the first three months ended March 31, 2018, Osisko received the cash royalty related to the delivery of the fourth quarter of 2017 as well as the in-kind royalty related to the production of the first quarter of 2018.

GEOs by Product

Average Metal Prices and Exchange Rate

	For the three months ended
		March 31,
	2018	2017

Gold(1)	$1,329	$1,219
Silver(2)	$17	$17

Exchange rate (US$/Can$)(3)	1.2647	1.3238

(1)	The London Bullion Market Association’s pm price in U.S. dollars
(2)	The London Bullion Market Association’s price in U.S. dollars
(3)	Bank of Canada daily rate

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Summary of Main Royalty, Stream and Other Interests

Asset	Operator	Interest	Commodities	Jurisdiction	Stage

Royalties

Canadian Malartic	Agnico Eagle/Yamana	5.0% NSR	Au	Canada	Production

Éléonore	Goldcorp Inc.	2.0-3.5% NSR	Au	Canada	Production

Kwale	Base Resources Limited	1.5% GRR	Rutile, Ilmenite, zircon	Kenya	Production

Seabee	SSR Mining Inc.	3% NSR	Au	Canada	Production

Island Gold(1)	Alamos Gold Inc.	1.38-2.55% NSR	Au	Canada	Production

Vezza	Ressources Nottaway Inc.	5% NSR & 40% NPI	Au	Canada	Production

Brauna	Lipari Mineração Ltda	1% GRR(8)	Diamonds	Brazil	Production

Hewfran Block (1)	Metanor Resources Inc.	1.7% NSR	Au	Canada	Production

Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% NSR	Au	USA	Production

Pan	Fiore Gold Ltd.	4% NSR	Au	USA	Production

Casino	Western Copper & Gold Corporation	2.75% NSR	Au, Ag, Cu	Canada	Development

Ollachea	Kuri Kullu / Minera IRL	1% NSR	Au	Peru	Development

King Island	King Island Scheelite Limited	1.5% GRR	Tungsten	Australia	Development

Ambler	NovaCopper US Inc.	1% NSR	Cu, Zn	USA	Development

Rakkuri	Hannans Reward Ltd.	1.5% NSR	Fe, Cu, Ag	Sweden	Development

Lamaque(1)	Eldorado Gold Corp.	1.7%(6) NSR	Au	Canada	Development

Dublin Gulch	Victoria	5.0% NSR	Au	Canada	Development

Cariboo	Barkerville Gold Mines Ltd.	2.25% NSR	Au	Canada	Exploration

Windfall Lake	Osisko Mining Inc.	1.5% NSR	Au	Canada	Exploration

Hermosa	Arizona Mining Inc.	1% NSR	Zn, Pb, Ag	USA	Exploration

Pandora	Agnico Eagle/Yamana (2)	2% NSR	Au	Canada	Exploration

Malartic – Odyssey North	Agnico Eagle/Yamana	3% NSR	Au	Canada	Exploration

Malartic – Odyssey South	Agnico Eagle/Yamana	5% NSR	Au	Canada	Exploration

Copperwood	Highland Copper Company Inc.	3% NSR (3)	Ag, Cu	USA	Exploration

James Bay properties	Osisko Mining Inc.	1.5-3.5% NSR (4)	Au, Ag	Canada	Exploration

James Bay properties	Osisko Mining Inc.	2.0% NSR (4)	Other than Au, Ag	Canada	Exploration

Bathurst Mining Camp properties	Osisko Metals Incorporated	1% NSR	Zn and other metals	Canada	Exploration

Québec Genex projects	Osisko Metals Incorporated	1% NSR	Zn and other metals	Canada	Exploration

Spring Valley	Waterton Global Resource Management	0.5% NSR	Au	USA	Exploration

Neita	Unigold Inc.	Option – 2% NSR ($2.0 million to exercise)	Au	Dominican Republic	Exploration

La Fortuna	Minera Alamos Inc.	Option – 4% NSR ($9.0 million to exercise)	Au	Mexico	Exploration

Yellowknife City Gold	TerraX Minerals Inc.	Option – 3% NSR ($4.0 million to exercise)	Au	Canada	Exploration

Tijirit	Algold Resources Ltd.	1.5% NSR	Au	Mauritania	Exploration

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Summary of Main Royalty, Stream and Other Interests (continued)

Asset	Operator	Interest	Commodities	Jurisdiction	Stage

Streams

Renard	Stornoway Diamond Corporation	9.6%	Diamonds	Canada	Production

Mantos Blancos	Mantos Copper S.A.	100%	Ag	Chile	Production

Sasa	Central Asia Metals plc	100%	Ag	Macedonia	Production

Gibraltar	Taseko Mines Limited	100%	Ag	Canada	Production

Matilda	Blackham Resources Limited	1.65%	Au	Australia	Production

Brucejack	Pretium Resources Inc.	4%	Au, Ag	Canada	Production

Amulsar	Lydian International Ltd.	4.22% Au / 62.5% Ag	Au, Ag	Armenia	Development

Back Forty	Aquila Resources Inc.	18.5% Au / 75% Ag	Au, Ag	USA	Development

Horne 5 (7)	Falco Resources Ltd.	Stream or 1% NSR royalty	Au, Ag, Cu	Canada	Development

White Pine North, Copperwood and Keweenaw	Highland Copper Company Inc.	Option on stream (US$26.0 million to exercise)	Ag	USA	Exploration

Offtakes

Brucejack	Pretium Resources Inc.	Offtake	Au, Ag	Canada	Production

Parral	GoGold Resources Inc.	Offtake	Au	Mexico	Production

San Ramon	Red Eagle Mining Corp.	Offtake	Au	Colombia	Production

Amulsar	Lydian International Ltd.	Offtake	Au, Ag	Armenia	Development

Yenipazar	Aldridge Minerals Inc.	Offtake	Au	Turkey	Development

(1)	After the sale of a 15% interest in the royalties acquired from Teck Resources Limited to Caisse de dépôt et placement du Québec.
(2)

In December 2017, Yamana announced that Agnico Eagle will be acquiring its 50% interest in the jointly owned exploration properties of the Canadian Malartic Corporation except properties related to the Canadian Malartic mine. The transaction has closed in the beginning of 2018 and Agnico Eagle has now became the sole owner of such exploration properties.

(3)

3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

(4)

Osisko entered into earn-in agreements with Osisko Mining Inc. (“Osisko Mining”). Under the first earn-in agreement, Osisko Mining may earn a 100% interest in 26 of Osisko’s exploration properties located in the James Bay area and Labrador Trough (excluding the Coulon copper-zinc project and four other exploration properties) upon completing expenditures of $26.0 million over a 7-year period; Osisko Mining may earn a first 50% interest upon completing expenditures totaling $15.6 million over a 4-year period. Under the second earn-in agreement, Osisko Mining may earn a 100% interest in the Kan property (comprised of the Kan and Fosse Au properties) upon completing expenditures totaling $6.0 million over a 7-year period; Osisko Mining may earn a first 50% interest upon completing expenditures totaling $3.6 million over a 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 27 properties. New properties acquired by Osisko Mining in a designated area during the 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms.

(5)

In March 2018, Osisko and Blackham Resources Limited entered into an agreement to restructure the gold offtake (which was applicable on 55% of the gold production from the Matilda mine) into a 1.65% gold stream.

(6)	Eldorado Gold Corp. has an option to buyback 1% of the NSR royalty for $2.0 million.
(7)

In May 2016, Osisko entered into a financing agreement of $10.0 million with Falco Resources Ltd., which will be applied against a stream deposit to be negotiated by October 31, 2017 or converted into a 1% NSR royalty on the Horne 5 project if no stream agreement is concluded. On November 29, 2017, the maturity date of the loan was extended to May 31, 2018.

(8)	Gross revenue royalty (“GRR”).

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Significant Producing Assets

NORTH AMERICA
SEABEE
3% NSR
GIBRALTAR
75% Ag Stream
VEZZA
5% NSR
40% NPI
RENARD
9.6% Diamond Stream
BRUCEJACK
4% Au, 4% Ag Stream
50% Au Offtake
ÉLÉONORE
2-3.5% NSR
BALD MOUNTAIN
1-4% NSR
CANADIAN MALARTIC
5% NSR
PARRAL
100% Au, Ag Offtake
ISLAND GOLD
1.38-2.55% NSR
SOUTH AMERICA
SAN RAMON
51% Au Offtake
MANTOS
100% Ag Stream
BRAUNA
1% GRR
OTHERS
- SASA 100% Ag Stream
- KWALE 1.5% GRR
- MATILDA 1.65% Au Stream
Cornerstone Assets in Top Jurisdictions
Other Cash Flowing Assets

Geographical Distribution of Assets

104
5
3
2
9
13

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Canadian Malartic Royalty (Agnico Eagle and Yamana)

One of the Company’s cornerstone assets is a 5% NSR royalty on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (the “Partnership”) created by Agnico Eagle and Yamana (the “Partners”). The Canadian Malartic property includes the Canadian Malartic mine, which was constructed and developed by Osisko Mining Corporation and commenced production in April 2011. Canadian Malartic is Canada’s largest and the world’s 12th largest producing gold mine.

In February 2018, initial inferred mineral resources have been declared on the East Malartic deposit, which lies on the Canadian Malartic mine property close to the Odyssey Zone. Inferred mineral resources are estimated at 2.4 million ounces of gold (38.0 million tonnes grading 2.02 grams of gold per tonne) at underground depths above the 1,000 metre elevation.

Osisko also holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South zone, which are located adjacent to the Canadian Malartic mine on Osisko’s royalty ground. In February 2017, the Partners have declared initial inferred underground mineral resources at Odyssey, estimated at 1.4 million ounces of gold (20.7 million tonnes grading 2.15 grams of gold per tonne).

Update on operations

In February 2018, Agnico Eagle released its guidance for gold production at the Canadian Malartic mine to 650,000 ounces in 2018 and 2019 and 690,000 ounces in 2020.

On April 26, 2018, Agnico Eagle reported its first quarter results and announced record quarterly gold production of 166,806 ounces at Canadian Malartic. Gold production in the first quarter of 2018 increased when compared to the prior-year period due to higher throughput and higher grades. The Barnat extension project continues to progress on schedule and on budget and production activities are scheduled to begin in late 2019.

Agnico Eagle reported that the 2018 exploration program will consist of 140,000 metres of drilling, including 80,000 metres for valuation in the upper and middle parts of the East Malartic Zone. There are currently three drill rigs at the East Malartic project and six rigs at the Odyssey project. In the first quarter of 2018, 22,089 metres of drilling (46 holes) were completed at the Odyssey project and 13,600 metres (18 holes) were completed at the East Malartic project.

For more information, refer to Agnico Eagle’s press release dated February 14, 2018 entitled “Agnico Eagle reports fourth quarter and full year 2017 results” and Agnico Eagle’s press release dated April 26, 2018 entitled “Agnico Eagle Reports First Quarter 2018 Results; Nunavut Development Projects Progressing on Budget and on Schedule; Exploration Drilling Yields Favourable Results at Multiple Projects”, both available on www.sedar.com.

Éléonore Royalty (Goldcorp Inc.)

Through the acquisition of Virginia Mines Inc. (“Virginia”) in 2015, Osisko owns a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore gold property located in the Province of Québec and operated by Goldcorp Inc. (“Goldcorp”). Commercial production for the Éléonore mine was declared on April 1, 2015. Current NSR royalty is at 2.2% .

Update on operations

In January 2018, as part of their Investor Day update, Goldcorp presented its outlook activities of the Éléonore mine. The new plan outlined a long-term production profile of the property to approximately 360,000 ounces of gold in 2018 and 400,000 ounces of gold thereafter.

On April 25, 2018, Goldcorp released its results for the first quarter of 2018 and reported that, as planned, gold production was lower than the same period in the prior year reflecting the optimized mine sequence. Éléonore's tonnes milled were planned to be lower in the first half of 2018 and are expected to increase in the second half of the year as part of the mine sequence and ramp up process. Goldcorp also reported that during the first quarter of 2018, Éléonore advanced the ramp to the bottom of the shaft in Horizon 5, ahead of schedule, creating access to Horizon 5 as an additional area for active mining. The additional mining fronts will add mining flexibility and support lower mining unit costs. Goldcorp reported that, with the completion of this key piece of infrastructure, the mine is on pace to achieve optimum sustainable gold production rates by the second half of 2018.

For additional information, please refer to Goldcorp’s Management and Discussion Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2018 and filed on SEDAR at www.sedar.com, as well as the Investor Day 2018 presentation available on www.goldcorp.com.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Renard Stream (Stornoway Diamond Corporation)

The Renard diamond mine is operated by Stornoway Diamond Corporation (“Stornoway”) and is Québec's first and Canada's sixth producing diamond mine. It is located approximately 250 kilometres north of the Cree community of Mistissini and 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. Commercial production was declared on January 1, 2017. Under the terms of the Renard streaming agreement, Osisko is entitled to 9.6% of the Renard diamond mine production in exchange for payments of US$50 per carat, subject to an increase of 1% annually after January 1, 2020.

Update on operations

On April 11, 2018, Stornoway reported first quarter diamond production from the Renard mine of 285,851 carats produced from the processing of 562,520 tonnes of ore at an average grade of 51 carats per hundred tonnes (“cpht”). Grade and carat recoveries during the quarter reflected the processing of lower grade production ore and ore stockpiles as the Renard mine transitions from open pit to underground mining. Stornoway expects to complete the transition by the end of the second quarter of 2018.

During the first quarter of 2018, Stornoway reported sales of 399,135 carats sold at an average price of US$112 per carat ($141 per carat) from three tender sales. The third sale will be recognized in the second quarter of 2018 as deliveries to the clients were made in April. Therefore, revenues and GEOs earned from this sale will be recorded by Osisko in the second quarter of 2018, estimated at $1.7 million and 1,000 GEOs.

Stornoway mentioned that sales pricing achieved during the first quarter was within or above 2018 financial year guidance provided in January 2018. Carat production during the first quarter was lower than planned. As a result, higher than budgeted carat production in the remainder of the year will be required to achieve Stornoway’s full year production guidance of 1.6 million carats produced and 1.6 million carats sold.

For additional information, please refer to Stornoway’s press release dated April 11, 2018 entitled “Stornoway Reports First Quarter 2018 Production and Sales Results” and filed on SEDAR at www.sedar.com.

Mantos Blancos Stream (Mantos Copper S.A.)

Mantos Copper S.A. (“Mantos”) is a private mining company focused on the extraction and sale of copper. The company owns and operates the Mantos Blancos mine and Mantoverde project, located in the Antofagasta and Atacama regions in northern Chile. The Mantos stream agreement is for the life of mine and is based on 100% of the payable silver from the Mantos Blancos copper mine until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%. The purchase price for the silver under the Mantos stream is 25% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to Osisko Bermuda Limited (“OBL”), a wholly-owned subsidiary of Osisko. Mantos may elect to reduce the amount of refined silver to be delivered and sold to OBL by 50% in 2018, 2019 or 2020, provided that Mantos has delivered no less than 1.99 million ounces of silver to OBL under the stream agreement in which case Mantos shall make a cash payment of US$70.0 million to OBL.

OBL has a right of first refusal in respect of a financing by Mantos of any royalty, stream, participation or production interest in gold at the Mantos Blancos copper mine or the Mantoverde mine prior to June 30, 2018.

Update on operations

Production of silver at the Mantos Blancos mine and concentrator plant for the first quarter of 2018 was 143,671 ounces of payable silver, which was slightly lower than the corresponding period of 2017, due to phases being mined that had a lower silver grade.

Work on the Mantos Blancos concentrator debottlenecking project (“MB-CDP”) is proceeding according to the plan and the feasibility study being developed by Hatch was completed in April 2018. The MB-CDP project is expected to increase processing capacity at the concentrator by approximately 70%. The key environmental permits have all been received.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Brucejack Stream (Pretium Resources Inc.)

Pretium Resources Inc.’s (“Pretium”) Brucejack gold mine (“Brucejack”) is located in northwestern British Columbia, approximately 65 kilometres north of Stewart, British Columbia and consists of approximately 122,000 hectares. Pretium declared commercial production at Brucejack on July 3, 2017. The Brucejack stream agreement has a delivery start date of January 1, 2020 and provides for an 8% gold and silver stream payable to OBL and another partner (together referred to as the “Brucejack Stream Partners”) (4% attributable to OBL). The term of the Brucejack stream is the date on which Pretium has sold to the Brucejack Stream Partners 7,067,000 ounces of gold and 26,297,000 ounces of silver, including deliveries under the offtake agreement.

The buyback and buydown rights held by Pretium in respect to OBL’s portion of the stream are as follows:

Right	Description	Election date	Total

Buyback (2018)	Right to repurchase the entire stream	December 31, 2018	US$119.0 million ($149.3 million)
Buydown (2018)	Right to reduce the stream percentage from 4% to 1.5%	December 31, 2018	US$75.0 million ($94.1 million)
Buyback (2019)	Right to repurchase the entire stream	December 31, 2019	US$136 million ($170.6 million)
Buydown (2019)	Right to reduce the stream percentage from 4% to 2%	December 31, 2019	US$75.0 million ($94.1 million)

The Brucejack stream agreement is also subject to certain change of control provisions.

If Pretium does not exercise the right to reduce or repurchase the refined precious metals under the stream by December 31, 2019, US$20.0 million will be payable by Pretium (US$10.0 million attributable to OBL) and an 8% stream (4% attributable to OBL) will become payable beginning January 1, 2020, with ongoing transfer payments of US$400 per ounce of gold and US$4.00 per ounce of silver.

Brucejack Offtake (Pretium Resources Inc.)

The Brucejack Offtake agreement applies to the sales from the first 7,067,000 ounces (of which 3,533,500 ounces are attributable to OBL) of refined gold (less any delivered ounces pursuant to the Brucejack Stream Agreement described above). OBL is required to pay for refined gold based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. The offtake obligation applies to 100% (50% attributable to OBL) of refined gold produced at the Brucejack project less the percentage of refined gold to be delivered pursuant to the Brucejack stream agreement (being between 0% and 4% attributable to OBL), subject to the reduction election described above. Pretium has the option to reduce the offtake obligation by one of the following options:

(i)

On December 31, 2018, Pretium can elect to reduce the offtake obligation to either (i) 50% (25% attributable to OBL) by paying US$11 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% (12.5% attributable to OBL) by paying US$11 per ounce multiplied by 0.75, on the remaining undelivered gold ounces; or

(ii)

On December 31, 2019 Pretium can elect to reduce the offtake obligation to either (i) 50% (25% attributable to OBL) by paying US$13 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% (12.5% attributable to OBL) by paying US$13 per ounce multiplied by 0.75, on the remaining undelivered gold ounces.

Update on operations

On April 11, 2018, Pretium reported gold production of 75,689 ounces for the first quarter of 2018 as gold production improved steadily through the first quarter, with 32,910 ounces of gold produced in March. Management reported that the grade control program had been fully integrated into the mining process and the rate of underground development had increased to provide for additional stopes in inventory. Pretium mentioned that they are focused on continuing to increase grade to the mill in the second quarter of 2018, and that they remain on track to deliver on their 2018 first semester production guidance of 150,000 to 200,000 ounces of gold. Steady-state production is expected to be achieved by mid-to-late 2018.

For more information on Brucejack, refer to Pretium’s press release dated April 11, 2018, entitled “Brucejack Mine Q1 2018 Production Update” filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee mine operated by SSR Mining Inc. (“SSR Mining”).

Update on operations

On April 11, 2018, SSR Mining reported record quarterly throughput at the Seabee mine to 93,269 tonnes, for a total of 23,717 ounces of gold production. As per SSR Mining’s management, with the commissioning of the new gravity circuit at the end of the first quarter, in circuit gold inventory increased by approximately 2,400 ounces of gold, which is expected to positively impact gold production through the remainder of 2018.

Gold production at Seabee is estimated between 85,000 to 92,000 ounces for 2018.

For more information, refer to SSR Mining’s press release dated April 11, 2018, entitled “SSR Mining Reports First Quarter 2018 Production Results” filed on www.sedar.com.

Sasa Stream (Central Asia Metals plc)

The Sasa mine is located in Macedonia and is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 22,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. OBL’s entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver increased annually from 2017 based on inflation. On November 6, 2017, Central Asia Metals plc (“Central Asia”) completed the acquisition of Lynx Resources.

Update on operations

On April 12, 2018, Central Asia reported sales of 108,680 ounces of payable silver for the first quarter of 2018.

For more information on the Sasa mine, refer to Central Asia’s press release dated April 12, 2018, entitled “Q1 2018 Operations Update” available on their website at www.centralasiametals.com.

Kwale Royalty (Base Resources Limited)

The Kwale mine, operated by Base Resources Limited (“Base Resources”) is located 10 kilometres inland from the Kenyan coast and 50 kilometres south of Mombasa, the principal port facility for East Africa. Osisko holds a 1.5% gross return royalty on the rutile, ilmenite and zircon produced from the mine.

Update on operations

On April 18, 2018, Base Resources reported highlights of its first quarter operations and noted strengthening of prices in all products, the successful commissioning of the Kwale phase 2 optimization project and the commencement of a next phase of exploration drilling at Kwale.

For more information on the Kwale mine, refer to Base Resources’ quarterly activities report dated April 18, 2018 available on their website at www.baseresources.com.au.

Gibraltar Stream (Taseko Mines Limited)

On March 3, 2017, Osisko closed the acquisition of a silver stream with reference to silver produced at the Gibraltar copper mine (“Gibraltar”), located in British Columbia, Canada from Gibraltar Mines Ltd. (“Gibco”), a wholly-owned subsidiary of Taseko having a 75% interest in Gibraltar. Osisko paid Taseko cash consideration of US$33.0 million ($44.3 million) to purchase a silver stream and 3.0 million warrants of Taseko. Osisko will make ongoing payments under the stream of US$2.75 per ounce of silver delivered.

Under the stream, Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until the delivery to Osisko of 5.9 million ounces of silver to Osisko and 35% of Gibco’s share of silver production thereafter. Gibraltar is the second largest open pit copper mine in Canada and fourth largest in North America.

Island Gold Royalty (Alamos Gold Inc.)

The Company is receiving in-kind royalties from its Island Gold NSR royalty (ranging from 1.38% to 2.55%) since the first quarter of 2016, currently operated by Alamos Gold Inc. (“Alamos”). Alamos acquired Richmont Mines Inc. (“Richmont”) in November 2017.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Amulsar Stream (Lydian International Ltd.)

The Amulsar project is a gold-bearing quartzite deposit located in southern Armenia. The Amulsar project is in the development and construction stage and production is expected to begin in the second half of 2018. Amulsar will be Armenia's largest gold mine, with estimated mineral resources containing 3.5 million measured and indicated gold ounces and 1.3 million inferred gold ounces. The details of the mineral inventory can be found under Lydian International Ltd.’s profile on SEDAR at www.sedar.com. Gold production is targeted to average approximately 225,000 ounces annually over an initial 10-year mine life. OBL’s entitlement under the Amulsar stream applies to 4.22% of refined gold production and 62.5% of refined silver until 142,454 ounces of refined gold and 695,549 ounces of refined silver are delivered. The stream agreement includes ongoing transfer payments by OBL to Lydian International Ltd. (“Lydian”) of US$400 per ounce of refined gold and US$4.00 per ounce of refined silver delivered under the stream subject to a 1% annual increase starting on the third anniversary of commercial production. Lydian has the option to buy back a portion of the stream by one of the following options:

(i)	the stream percentage may be reduced by 50% on the second anniversary of commercial production for US$55M (US$34.38M attributable to OBL); or
(ii)	the stream percentage may be reduced by 50% on the third anniversary of commercial production for US$50M (US$31.25M attributable to OBL).

Update on development and construction activities

On February 22, 2018, Lydian announced that construction activities at Amulsar continued to progress well in key areas: engineering was essentially complete, procurement was approaching 90%, and construction work was more than 50% complete.

Lydian’s management reported that first gold production remained on track for the third quarter of 2018, although some areas had progressed slower than planned, due, in large part, to unfavorable geotechnical conditions in several areas that required mitigation and pushed certain construction activities into the winter season. Lost work days due to weather are within the scheduled allowance.

For more information on the Amulsar project, refer to Lydia’s press release dated February 22, 2018, entitled “Lydian Provides Construction Update for Its Amulsar Gold Project” filed on www.sedar.com.

Portfolio of Investments

The Company’s assets include a portfolio of shares of publicly traded companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty, stream or similar interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, revenue streams or similar interests. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee’s board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining Inc. (“Osisko Mining”), Barkerville Gold Mines Ltd. (“Barkerville”), Dalradian Resources Inc. (“Dalradian”) and Falco Resources Ltd. (“Falco”). Osisko may, from time to time and without further notice except as required by law, increase or decrease its investments at its discretion.

During the three months ended March 31, 2018, Osisko acquired investments for $13.6 million and disposed investments for $25.6 million, including $25.5 million from the delivery of its AuRico Metals Inc. shares following the acquisition of the company by Centerra Gold Inc.

The following table presents the carrying value and fair value of the investments in marketable securities as at March 31, 2018 (in thousands of dollars):

Marketable securities	Carrying value(i)	Fair value(ii)
	$	$

Associates	257,878	271,859
Other	79,110	79,110
	336,988	350,969

(i)

The carrying value corresponds to the amount recorded on the balance sheet, which is the equity method for the investments in marketable securities of associates and the fair value for the other investments in marketable securities, as per IFRS 9, Financial Instruments.

(ii)	The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at March 31, 2018.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Main Strategic Investments

The following table presents the main strategic investments of the Company as at March 31, 2018 (in thousands of dollars):

	Number of		Cash	Fair
Company	shares held(i)	Ownership(i)	cost(iii)	value(i),(ii)
		%	$	$

Osisko Mining Inc.	32,302,034	15.5	73,383	82,370
Barkerville Gold Mines Ltd.	142,309,310	32.6	71,286	88,232
Dalradian Resources Inc.	31,717,687	8.9	39,733	30,449
Falco Resources Ltd.	23,927,005	12.7	15,432	18,902

(i)	As at March 31, 2018.
(ii)	See table above for definition of fair value.
(iii)	The cash cost of an investment is a non-IFRS measure representing the cash paid on the acquisition of an investment.

Osisko Mining Inc.

The Company holds a 1.5% NSR royalty on Osisko Mining’s Windfall Lake property, where Osisko Mining is pursuing an 800,000 meter drilling program as well as a metallurgical program. The construction of an exploration ramp is progressing and Osisko Mining is planning a resource update as well as a preliminary economic assessment in the second quarter of 2018 on the Windfall Lake property.

In 2016 and 2017, Osisko entered into earn-in agreements with Osisko Mining on properties held by Osisko in the James Bay area. The transactions are detailed in the Summary of Royalty, Stream and Offtake Interests table of this MD&A. As at March 31, 2018, the Company holds 32,302,034 common shares representing a 15.5% interest in Osisko Mining (15.5% as at December 31, 2017). Based on the fact that some directors of Osisko are also directors of Osisko Mining, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Osisko Mining since 2014 and accounts for its investment using the equity method.

Barkerville Gold Mines Ltd.

Barkerville is focused on the development of its extensive land package located in the historical Cariboo Mining District of central British Columbia, Canada, where it has completed a 157,000 meter drilling program. Osisko holds a 2.25% NSR royalty and a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project.

On May 2, 2018, Barkerville announced the maiden mineral resource estimate for Cow and Island Mountain deposits at its 100% owned Cariboo gold project. The underground mineral resource estimate incorporates the Cow Mountain and Valley Zones on Cow Mountain and Shaft Zone and Mosquito Creek on Island Mountain at a cut-off grade of 3.0 grams per metric tonne (“g/t”) Au. A mineral resource on Bonanza Ledge and BC Vein is also included. The resource is defined over 6 kilometers of Barkerville’s 67-kilometer-long land package. Infill and exploration drilling is ongoing and resource updates will be presented annually. The mineral resource estimate was conducted by Talisker Exploration Services Inc. and validated by InnovExplo Inc., an independent consulting firm based out of Val-d’Or, Québec. Barkerville indicated that mineral resources at the Cariboo gold project was estimated at 1.60 million ounces of gold in the measured and indicated category (8.1 million tonnes grading 6.1 g/t Au) and 2.16 million ounces of gold in the inferred category (12.7 million tonnes grading 5.2 g/t Au).

For more information, refer to Barkerville’s press release dated May 2, 2018 entitled: “BGM Defines Cow and Island Moutains Maiden Underground Resource and Barkerville Mountain Update” and filed on www.sedar.com.

As at March 31, 2018, the Company holds 142,309,310 common shares representing a 32.6% interest in Barkerville (32.7% as at December 31, 2017). Based on the fact that the chair of the Board of Directors and chief executive officer of Osisko is also the chair of the Board of Directors of Barkerville, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Barkerville since 2016 and accounts for its investment using the equity method.

Dalradian Resources Inc.

Dalradian is focused on advancing its high-grade Curraghinalt Gold project located in Northern Ireland. As at March 31, 2018, Osisko holds 31,717,687 common shares representing an 8.9% interest in Dalradian (8.9% as at December 31, 2017). A subscription agreement between Osisko and Dalradian completed in 2017 contains various covenants and rights, including among other things, a standstill, participation rights to maintain Osisko’s pro rata interest in Dalradian and rights to match other offers for project financing. Based on the fact that the chair of the Board of Directors and chief executive officer of Osisko is also a director of Dalradian, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Dalradian since 2012 and accounts for its investment using the equity method.

Falco Resources Ltd.

Falco’s main asset is the Horne 5 gold project, for which a positive feasibility study was released in October 2017. Under a $10.0 million financing completed in 2017 between Osisko and Falco, the Companies must negotiate a stream (against which the $10.0 financing will be applied) by May 31, 2018. If no stream agreement is concluded, the financing will be converted into a 1% NSR royalty on the Horne 5 project. As at March 31, 2018, the Company holds 23,927,005 common shares representing a 12.7% interest in Falco (12.7% as at December 31, 2017). Based on the fact that some officers and directors of Osisko are also officers and directors of Falco, and because of other facts and circumstances, the Company concluded that it exercises significant influence over Falco since 2014 and accounts for its investment using the equity method.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

For more information, refer to Falco’s press release dated October 16, 2017, titled: “Falco Announces Positive Feasibility Study Results on Horne 5 Gold Project” and filed on www.sedar.com.

Sustainability Activities

Osisko views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

  Promoting the mining industry and its benefits to society;
  Maintaining strong relationships with Federal, Provincial, Municipal and First Nations Governments in Québec;
  Supporting the economic development with regions where Osisko operates (directly or indirectly through its interests);
  Supporting university education in mining fields and employee development;
  Promoting diversity throughout the organization and the mining industry;
  Encouraging investee companies to adhere to the same areas of focus in sustainability.

As part of its investment analysis process, the Company evaluates the risk and performance in the sustainability areas.

Exploration and Evaluation Activities

As a result of earn-in agreement with Osisko Mining, which is described under the Summary of Royalty, Stream and Offtake Interests table of this MD&A, the exploration and evaluation activities have been significantly reduced. During the three months ended March 31, 2018, the investments amounted to $0.1 million, net of tax credits. During this period, the Company also received previously claimed tax credits of $1.2 million. As at March 31, 2018, the carrying value of the Coulon project was $60.0 million ($59.9 million as at December 31, 2017) and the carrying value of other properties, including those under the earn-in agreements with Osisko Mining, was $42.3 million ($42.3 million as at December 31, 2017).

Quarterly Dividends

The Board of Directors has approved the initiation of the Company’s quarterly dividend program on November 16, 2014.

The following table provides details on the dividends declared and paid or payable:

	Dividend			Dividends paid
Declaration date	per share	Record date(i)	Payment date(i)	or payable
	$			$
Year 2014	0.03	n/a	n/a	1,551,000
Year 2015	0.13	n/a	n/a	12,229,000
Year 2016	0.16	n/a	n/a	17,037,000
Year 2017	0.18	n/a	n/a	24,275,000

February 16, 2018	0.05	March 30, 2018	April 16, 2018	7,811,000
May 3, 2018	0.05	June 29, 2018	July 16, 2018	tbd(ii)
Year-to-date 2018	0.10

(i)	Not applicable (“n/a”) for annual summaries.
(ii)	To be determined (“tbd”) on June 29, 2018 based on the number of shares outstanding and the number of shares participating in the dividend reinvestment plan on the record date.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan (“DRIP”) that allows Canadian shareholders and U.S. shareholders (commencing with the dividend paid on October 16, 2017) to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five (5) trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company’s sole election. No commissions, service charges or brokerage fees are payable by shareholders who elect to participate in the DRIP.

As at March 31, 2018, the holders of 27,302,917 common shares had elected to participate in the DRIP, representing dividends payable of $1,365,000. During the three months ended March 31, 2018, the Company issued 24,513 common shares under the DRIP, at a discount rate of 3%. On April, 2018, 113,459 common shares were issued under the DRIP at a discount rate of 3%.

Normal Course Issuer Bid

In October 2016, the TSX approved the Company’s notice of intention to make a normal course issuer bid (the “2016 NCIB Program”). Under the terms of the 2016 NCIB Program, Osisko could acquire up to 5,330,217 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2016 NCIB Program were authorized until October 23, 2017. During the year ended December 31, 2016, the Company purchased for cancellation a total of 150,000 common shares under the NCIB Program for $1,823,000, which were paid in 2017.

In December 2017, Osisko renewed its normal course issuer bid (the “2017 NCIB Program”). Under the terms of the 2017 NCIB Program, Osisko may acquire up to 10,567,441 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. As at March 31, 2018, Osisko has acquired and cancelled a total of 1,607,099 common shares under the 2017 NCIB Program for $20.3 million (average acquisition cost of $12.65 per share) as Osisko’s Management considered the value of Osisko’s common shares undervalued.

Gold Market and Currency

Gold Market

Commodity prices increased in early 2018 supported by a boost in global economic growth and depreciation in the U.S. dollar. Gold had a positive start building on gains made in late December 2017 with the prices rising above US$1,366 in January 2018 surpassing the previous high of US$1,357 reached in September 2017. The price of gold has rallied 10% from the December 2017 lows and has recorded its best-performing quarter since the third quarter of 2016. Metal prices were under pressure in February 2018 and since then, gold has continued to trade sideways in a US$1,300 to US$1,350 range. The activity has been driven by a softer U.S. dollar, extremely loose monetary policy pursued by nearly all key central banks, geopolitical tensions and fear of potential trade wars.

Gold prices rose 2.6% during the first quarter of 2018 and gained US$33 per ounce quarter over quarter on the London fix to close at US$1,324 per ounce. The average price was higher from the fourth quarter of 2017 at US$1,329 per ounce and US$110 per ounce higher on a year over year basis.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2018 (Q1)	$1,355	$1,308	$1,329	$1,324
2017	1,346	1,151	1,257	1,291
2016	1,366	1,077	1,251	1,146
2015	1,296	1,049	1,160	1,060
2014	1,385	1,142	1,266	1,206

In Canadian dollar terms, the average price per ounce of gold for the first quarter of 2018 averaged $1,681 per ounce compared to $1,621 per ounce in the fourth quarter of 2017. Gold price closed at $1,707 per ounce on March 31, 2018 compared to $1,620 as at December 31, 2017 as a result of a higher gold price in U.S. dollars and a weaker Canadian currency. The Canadian dollar was under pressure reacting to a more cautious tone taken by the Bank of Canada concerned by residential markets and the NAFTA negotiations.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Currency

The Canadian dollar continued its appreciation versus the U.S. dollar in January 2018 after the central bank lifted the overnight rate to 1.25%, but lost momentum since then to reach an 8-month low at 1.31 in March 2018. During the first quarter of 2018, the dollar lost almost 3% against the U.S. dollar delivering the worst performing returns among major currencies. The Canadian dollar has been negatively affected by the outcome of negotiations on NAFTA with a possible dissolution of the agreement with the rise of U.S. protectionism. The Canadian dollar was also affected by Canada-U.S. real interest rate spreads. The dollar traded between a range of 1.3088 and 1.2288, closed on March 31, 2018 at 1.2894 and averaged 1.2647 during the first quarter of 2018.

In January 2018, the Bank of Canada increased the overnight rate target by 0.25% to 1.25%, but maintained it unchanged in March and took a more cautionary language for future policy adjustments including concerns about the housing market, the economy’s sensitivity to higher rates and the increase risks of protectionism and inflation.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2018 (Q1)	1.3088	1.2288	1.2647	1.2894
2017	1.3743	1.2128	1.2986	1.2545
2016	1.4589	1.2544	1.3248	1.3427
2015	1.3990	1.1728	1.2787	1.3840
2014	1.1643	1.0614	1.1045	1.1601

Selected Financial Information(1)
(in thousands of dollars, except figures for ounces and amounts per ounce and per share)

	Three months ended
		March 31,
	2018	2017
	$	$

Revenues	125,614	17,126
Cash margin(2)	31,947	17,024
Gross profit	18,717	13,705
Operating income	13,099	6,233
Net earnings(3)	2,310	4,076
Basic net earnings per share(3)	0.01	0.04
Diluted net earnings per share(3)	0.01	0.04

Total assets	2,502,233	1,421,569
Total long-term debt	467,483	46,005

Average selling price of gold (per ounce sold)
In C$(4)	1,688	1,620
In US$	1,333	1,228

Operating cash flows	23,303	12,013

Weighted average shares outstanding (in thousands)
Basic	157,665	106,543
Diluted	157,695	106,628

(1)	Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.
(2)

Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Overview of Financial Results section of this MD&A for a reconciliation of the cash margin per interest.

(3)	Attributable to Osisko’s shareholders.
(4)	Using actual exchange rates at the date of the transactions.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Overview of Financial Results

Financial Summary

  Record revenues from royalties and streams of $32.6 million ($125.6 million including offtakes) compared to $17.1 million in Q1 2017;

  Gross profit of $18.7 million compared to $13.7 million in Q1 2017;

  Operating income of $13.1 million compared to $6.2 million in Q1 2017;

  Net earnings attributable to Osisko’s shareholders of $2.3 million or $0.01 per basic and diluted share, compared to $4.0 million or $0.04 per basic and diluted share in Q1 2017;

  Adjusted earnings1 of $8.9 million or $0.06 per basic share1 compared to $6.6 million or $0.06 per basic share in Q1 2017;

  Record net cash flows provided by operating activities of $23.3 million compared to $12.0 million in Q1 2017.

Revenues increased in 2018 mainly as a result of the acquisition of Orion’s portfolio on July 31, 2017.

Gross profit reached $18.7 million in the first quarter of 2018 compared to $6.2 million in the first quarter of 2017 as a result of higher revenues, partially offset by higher cost of sales and depletion of royalty, stream and other interests. Cost of sales increased from $0.1 million to $93.7 million mainly as a result of the offtake agreements acquired through the acquisition of a portfolio of assets from Orion Mine Finance Group (“Orion”). Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by Osisko, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds. The depletion expense increased mainly as a result of the producing assets acquired in 2017 which are depleted using the units-of-production method.

The increase in operating income in the first quarter of 2018 compared to the corresponding period of 2017 is mainly the result of higher gross profit and lower general and administrative (“G&A”) expenses and business development expenses. The decrease in G&A expenses and business development expenses is mainly due to a share-based compensation recovery related to the deferred and restricted share units resulting from the lower share price at March 31, 2018, compared to an increase in the share price for the same period in 2017.

The decrease in net earnings attributable to Osisko’s shareholders in the first quarter of 2018 is mainly the result of higher finance costs of $5.7 million (which are related to the convertible debentures of $300.0 million issued in November 2017 and the revolving credit facility outstanding during the quarter, which was drawn to finance the acquisition of Orion’s portfolio in July 2017) and other net losses of $2.6 million on financial assets (compared to other net gains of $2.0 million during the first quarter of 2017).

Adjusted earnings increased to $8.9 million in the first quarter of 2018 compared to $6.6 million in the first quarter of 2017 as a result of a higher gross profit, lower G&A expenses and business development expenses and a positive realized foreign expense impact, partially offset by higher finance costs.

Net cash flows provided by operating activities reached a quarterly record during the first quarter of 2018 to $23.3 million compared to $12.0 million during the first quarter of 2017, as a result of higher gross profit before depletion of royalty, stream and other interest, partially offset by higher finance costs paid.

__________________________________________
1

“Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Consolidated Statements of Income

The following table presents summarized consolidated statements of income for the three months ended March 31, 2018 and 2017 (in thousands of dollars, except amounts per share):

		2018	2017
		$	$

Revenues	(a)	125,614	17,126

Cost of sales	(b)	(93,667)	(102)
Depletion of royalty, stream and other interests	(c)	(13,230)	(3,319)

Gross profit	(d)	18,717	13,705

Other operating expenses
General and administrative	(e)	(4,382)	(5,651)
Business development	(f)	(1,192)	(1,779)
Exploration and evaluation, net of tax credits		(44)	(42)

Operating income		13,099	6,233

Other expenses, net	(g)	(8,933)	(512)

Earnings before income taxes		4,166	5,721

Income tax expense	(h)	(1,856)	(1,721)

Net earnings		2,310	4,000

Net earnings attributable to:
Osisko’s shareholders		2,310	4,076
Non-controlling interests		-	(76)

Net earnings per share attributable to
Osisko’s shareholders
Basic		0.01	0.04
Diluted		0.01	0.04

(a)	Revenues are comprised of the following:

	Three months ended March 31,
		2018				2017
	Average				Average
	selling price	Ounces	Total		selling price	Ounces	Total
	per ounce /	/ Carats	revenues		per ounce	/ Carats	revenues
	carats ($)	sold	($000’s	)	($)	sold	($000’s	)

Gold sold	1,688	63,375	106,953		1,620	9,417	15,402
Silver sold	21	499,362	10,564		24	8,100	160
Diamonds sold(i)	132	26,066	3,450		-	-	-
Other (paid in cash)	-	-	4,647		-	-	44
			125,614				15,606

(i)	The diamonds are sold by an agent for Osisko.

(b)

Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The significant increase in the first quarter of 2018 is mainly the result of the offtake and stream interests acquired from Orion on July 31, 2017.

(c)

The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The significant increase in the first quarter of 2018 is mainly the result of the offtakes and streams acquired from Orion on July 31, 2017.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

(d)	The breakdown of gross profit per nature of interest is as follows (in $000’s):

	Three months ended March 31,
	2018	2017
	$	$
Royalty interests
Revenues	23,944	16,616
Cost of sales	(32)	(22)
Cash margin	23,912	15,594
Depletion	(6,637)	(3,163)
	17,275	13,431

Stream interests
Revenues	8,641	510
Cost of sales	(3,031)	(80)
Cash margin	5,610	430
Depletion	(4,806)	(156)
	804	274

Offtake interests
Revenues	93,029	-
Cost of sales	(90,604)	-
Cash margin	2,425	-
Depletion	(1,787)	-
	638	-

Total – Gross profit	18,717	13,705

(e)

During the first quarter of 2018, G&A expenses decreased to $4.4 million (net of cost recoveries from associates of $0.5 million) compared to $5.7 million during the first quarter of 2017 (net of cost recoveries from associates of $0.5 million). The decrease is mainly due to a share-based compensation recovery of $0.1 million related to the deferred and restricted share units resulting from the lower share price at March 31, 2018, compared to an expense of $1.6 million in the first quarter of 2017.

(f)

During the first quarter of 2018, business development expenses decreased to $1.2 million (net of cost recoveries from associates of $0.8 million) compared to $1.8 million (net of cost recoveries from associates of $0.5 million) during the first quarter of 2017. The decrease is mainly due to lower share-based compensation expense related to the deferred and restricted share units resulting from the lower share price at March 31, 2018.

(g)

Other expenses, net, of $8.9 million in the first quarter of 2018 include finance costs of $6.6 million, a net loss on investments of $2.6 million and a share of loss of associates of $1.4 million, partially offset by interest income of $1.5 million.

Other expenses, net, of $0.5 million in the first quarter of 2017 include a loss on foreign exchange of $1.4 million, a share of loss of associates of $1.4 million and finance costs of $0.9 million, partially offset by a net gain on investments of $2.0 million and interest income of $1.3 million.

(h)

The effective income tax rate for the first quarter of 2018 is 44.6% compared to 30.1% for the first quarter of 2017. The statutory rate is 26.7% in 2018 and 26.8% in 2017. The elements that impacted the effective income taxes are the non- taxable (or deductible) part of capital gains (or losses) (50%) and non-deductible expenses. In the first quarter of 2018, an amount of $0.2 million is related to cash taxes on royalties earned in foreign jurisdictions. In the first quarter of 2017, the income tax expense was only related to deferred income taxes.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Liquidity and Capital Resources

As at March 31, 2018, the Company’s cash and cash equivalents amounted to $332.6 million compared to $333.7 million as at December 31, 2017. Significant variations in the liquidity and capital resources in the first quarter of 2018 are explained below under the Cash Flows section.

The Company has a facility of $350.0 million (with an additional uncommitted accordion of up to $100.0 million, for a total availability of up to $450.0 million) as at March 31, 2018, of which $149.7 million (based on the Bank of Canada daily exchange rate of March 31, 2018) was drawn in two tranches: $62.0 million at an effective interest rate of 3.37% and US$68.0 million ($87.7 million) at an effective interest rate of 3.12%, including the applicable margins. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at March 31, 2018, all such ratios and requirements were met.

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Three months ended March 31,
	2018	2017
	$	$
Cash flows
Operations	24,462	13,021
Working capital items	(1,159)	(1,008)
Operating activities	23,303	12,013
Investing activities	2,555	(82,537)
Financing activities	(28,331)	(3,743)
Effects of exchange rate changes on cash and cash equivalents	1,385	(1,415)
Decrease in cash and cash equivalents	(1,088)	(75,682)
Cash and cash equivalents – beginning of year	333,705	499,249
Cash and cash equivalents – end of year	332,617	423,567

Operating Activities

Cash flows provided by operating activities during the first quarter of 2018 amounted to $23.3 million compared to $12.0 million during the first quarter of 2017.

Net cash flows provided by operating activities increased in 2018 as a result of higher revenues, partly offset by higher cost of sales and interests paid on long-term debt.

Investing Activities

Cash flows provided by investing activities amounted to $2.6 million during the first quarter of 2018 compared to cash flows used of $82.5 million in the first quarter of 2017.

During the first quarter of 2018, Osisko invested $13.6 million in investments, $10.0 million in royalty interests and $0.5 million in short-term investments. Proceeds on the sale of investments generated $25.6 million, mainly from the disposal of its AuRico Metals Inc. shares to Centerra Gold Inc. for a $1.80 cash consideration per share for proceeds of $25.5 million. Exploration and evaluation activities generated $1.1 million as the Company received payments of previously claimed governmental tax credits.

During the first quarter of 2017, Osisko invested $62.8 million in investments, $42.9 million in royalty and stream interests, including $42.7 million to acquire a silver stream on the Gibraltar mine (including transaction costs and net of the fair value of the warrants received as part of the transaction), and increased its short-term investments by $0.5 million. Proceeds on the sale of investments generated $22.5 million and exploration and evaluation activities generated $1.2 million as the Company received payments of governmental tax credits.

Financing Activities

During the first quarter of 2018, cash flows used in financing activities amounted to $28.3 million compared to $3.7 million in the first quarter of 2017.

During the first quarter of 2018, the Company paid $20.3 million under the 2017 NCIB Program to acquire and cancel a total of 1,607,099 common shares as Osisko’s management considered the value of Osisko’s common shares undervalued. The Company also paid $7.5 million in dividends to its shareholders.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

During the first quarter of 2017, the Company paid $4.1 million in dividends to its shareholders and $1.8 million under the 2016 NCIB Program. The cash outflows were partially offset by investments of non-controlling interests in Mines Coulon Inc., which increased liquidities by $1.3 million, and by the exercise of share options and the employee share purchase plan that generated $0.9 million.

The following table summarizes the financings completed since the creation of Osisko Gold Royalties Ltd:

	No of Shares/ Units	Price ($)	Gross Proceeds ($000’s)	Net Cash Proceeds ($000’s)

2018
Exercise of replacement share options(vi)	2,710	13.93	38	38
Employee share purchase plan	8,389	14.50	76	76
Total	11,099		114	114
2017
Bought deal – convertible debentures(i)	n/a	n/a	300,000	288,476
Private placement(ii)	19,272,820	14.27	275,000	261,060
Revolving credit facility(ii)	n/a	n/a	147,323	147,323
Exercise of share options	43,970	14.21	625	625
Exercise of replacement share options(vi)	190,471	11.28	2,148	2,148
Employee share purchase plan	15,426	15.04	233	233
Total	19,522,687		725,329	699,865
2016
Convertible debenture(iii)	n/a	n/a	50,000	49,225
Issuance of Units (bought-deal financing)(iv)	11,431,000	15.10	172,608	164,543
Exercise of share options	12,335	15.22	188	188
Exercise of replacement share options(vi)	505,756	9.50	4,806	4,806
Employee share purchase plan	21,762	15.27	332	332
Total	11,970,853		227,934	219,094

2015
Issuance of special warrants(v)	10,960,000	18.25	200,020	189,158
Exercise of replacement share options(vi)	750,837	6.51	4,887	4,887
Total	11,710,837		204,907	194,045

2014 – from June 16
Private placements(vii)	2,794,411	15.03	42,000	39,173
Total	2,794,411		42,000	39,173

Cumulative cash proceeds			1,200,284	1,152,291

(i)

On November 3, 2017, Osisko closed a bought deal offering of convertible senior unsecured debentures for net proceeds of $288.5 million. The debentures bear interest at a rate of 4.0% per annum, payable semi-annually on June 30 and December 31 of each year, commencing on June 30, 2018. The Debentures are convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per share. The Debentures will mature on December 31, 2022 and may be redeemed by Osisko, in certain circumstances, on or after December 31, 2020.

(ii)

On July 31, 2017, Osisko closed a private placement with Caisse de dépôt et placement du Québec and Fonds de solidarité FTQ to fund a portion of the acquisition price of Orion’s Portfolio. A total of 18,887,363 common shares were issued at a price of $14.56 per common share plus a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million). Additionally, Osisko drew US$118 million ($147.3 million based on the Bank of Canada daily exchange rate of July 31, 2017) under its revolving credit facility with the National Bank of Canada and Bank of Montreal.

(iii)

On February 12, 2016, Osisko closed a convertible debenture with Investissement Québec, maturing in February 2021 and bearing interest at an annual rate of 4% payable quarterly. The debenture is convertible at the holder option into common shares of the Company at a price of $19.08 at any time during the term.

(iv)

On February 26, 2016, Osisko closed a bought deal public offering of 11,431,000 Units, including the full exercise of the over- allotment option by the underwriters, at a price of $15.10 per Unit for aggregate gross proceeds of $172.6 million (net proceeds of $164.5 million).

(v)	On March 5, 2015, the special warrants were converted into 10,960,000 common shares and 5,480,000 warrants exercisable at a price of $36.50 for a period of 7 years.

(vi)

On the date of acquisition of Virginia, the Virginia share options were converted into Osisko replacement share options using the same exchange rate than for the common shares (0.92 replacement share option for each Virginia share option).

(vii)

On November 17, 2014, Osisko closed two private placements whereby Osisko issued a total of 2,794,411 common shares to Caisse de dépôt et placement du Québec and Fonds de solidarité FTQ at a price of $15.03 per common share for total gross proceeds of $42.0 million.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:
(in thousands of dollars, except for amounts per share)

	2018		2017				2016
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

GEOs	20,036	20,990	16,664	10,863	10,416	8,964	10,102	9,671
Cash and cash equivalents	332,617	333,705	108,902	348,642	423,567	499,249	392,717	424,491
Short-term investments	500	-	1,447	1,547	2,547	2,100	100	100
Working capital	325,206	324,101	113,689	329,927	419,325	494,882	389,074	421,443
Total assets	2,502,233	2,516,343	2,320,930	1,438,511	1,421,569	1,416,304	1,399,012	1,354,799
Total long-term debt	467,483	464,308	193,738	46,236	46,005	45,780	45,552	45,328
Equity	1,878,405	1,894,405	1,931,759	1,218,302	1,218,717	1,214,304	1,200,734	1,162,225
Revenues	125,614	109,552	68,179	18,359	17,126	13,709	17,570	15,792
Net cash flows from operating activities	23,303	21,523	1,094	14,082	12,013	12,782	14,978	15,864
Impairment of Éléonore royalty, net of income taxes	-	(65,415)	-	-	-	-	-	-
Net earnings (loss) attributable to Osisko’s shareholders	2,310	(64,348)	6,728	11,043	4,076	8,679	17,757	15,737
Basic net earnings (loss) per share	0.01	(0.41)	0.05	0.10	0.04	0.08	0.17	0.15
Weighted average shares outstanding (000’s)
- Basic	157,665	157,256	140,605	106,656	106,543	106,612	106,564	106,374
- Diluted	157,695	157,256	140,837	106,771	106,628	106,675	106,757	106,570
Share price – TSX - closing(2)	12.44	14.52	16.10	16.85	14.78	13.09	14.36	16.89
Share price – NYSE – closing(3)	9.67	11.56	12.91	12.22	11.10	9.72	10.94	n/a
Warrant price – TSX - closing(4)
OR.WT	1.50	2.40	2.80	2.75	2.80	2.75	3.42	3.08
OR.WT.A	0.61	1.41	2.45	2.65	2.20	2.25	2.70	3.75
Price of gold
(average US$)	1,329	1,275	1,278	1,257	1,219	1,222	1,335	1,260
Closing exchange rate(5)
(US$/Can$)	1.2894	1.2713	1.2480	1.3449	1.3322	1.3427	1.3117	1.3009

(1)	Unless otherwise noted, financial information in Canadian dollars and prepared in accordance with IFRS.
(2)	Osisko common shares began officially trading on the TSX on June 16, 2014.
(3)	In US$. Osisko common shares began officially trading on the NYSE on July 6, 2016. US$13.35 was the opening price on July 6, 2016.
(4)	Osisko warrants began trading on March 5, 2015 and February 26, 2016.
(5)	Bank of Canada Daily Rate in 2017 and 2018 (Bank of Canada Noon Rate in 2016).

During the third quarter of 2017, Osisko acquired Orion’s Portfolio for a total acquisition price of $1.1 billion, including $621.4 million paid in cash, net of cash acquired, of which $228.9 million was paid from Osisko’s current cash and cash equivalents. The balance of the cash portion was paid through an equity financing and the credit facility. In the fourth quarter of 2017, the Company issued convertible senior unsecured debentures for net proceeds of $288.5 million.

During the fourth quarter of 2017, the Company recorded an impairment charge of $89.0 million ($65.4 million, net of income taxes) on the Éléonore NSR royalty.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Outlook

Osisko’s 2018 outlook on royalty, stream and precious metal offtake interests is based on publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana and Agnico Eagle, for the Éléonore mine published by Goldcorp, for the Renard mine published by Stornoway, for the Brucejack mine published by Pretium, and for the Island Gold mine published by Alamos. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers, which is the case for the Sasa mine and the Mantos Blancos mine, or uses management’s best estimate.

Attributable gold equivalent ounces for 2018 are estimated between 77,500 and 82,500. For the 2018 guidance, silver, diamonds and cash royalties have been converted to GEOs using commodity prices of US$1,300 per ounce of gold, US$18 per ounce of silver and US$110 per carat for diamonds from the Renard mine and an exchange rate (US$/C$) of 1.25.

Related Party Transactions

During the three months ended March 31, 2018, an amount of $1,280,000 ($990,000 for the three months ended March 31, 2017) was invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices, of which $460,000 ($504,000 for the three months ended March 31, 2017) is reflected as a reduction of general and administrative expenses and $820,000 ($486,000 for the three months ended March 31, 2017) is reflected as a reduction of business development expenses in the consolidated statements of income.

An amount of $1,269,000 (including sales taxes) is receivable from associates and included in accounts receivable as at March 31, 2018 ($1,245,000 as at December 31, 2017).

Contractual Obligations and Commitments

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable Payable Production			Per Ounce/Carat
	to be Purchased (ounces or %)			Cash Payment (US$)			Term of Agreement	Date of Contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond

Amulsar stream (1),(7)	142,454	694,000		$400	$4		40 years	Nov 25, 2015

Back Forty stream	18.5% (7)	75%		30% spot price (max $600)	$4		Life of mine	Mar 31, 2015

Brucejack offtake	50%			Based on quotational period			Until delivery of 7,067,000 ounces Au(8)	Sept. 21, 2015

Brucejack stream(2)	4%	4%		$400	$4		Until delivery of 7,067,000 ounces Au(8)	Sept. 21, 2015

Mantos stream(3)		100%			25% spot		Life of mine	Sept 11, 2015

Renard stream(4)			9.6%			$50	40 years	Jul 8, 2014

Sasa stream(5)		100%			$5		40 years	Nov 3, 2015

Gibraltar stream(6)		100%			$2.75		Life of mine	March 3, 2017

(1)

Stream of 4.22% of gold and 62.5% of silver production up to the production maximum. Subject to multiple buyback options: 50% for US$31.3 million and US$34.4 million on 2nd and 3rd anniversary of production start date, respectively, which is currently expected to be in the second half of 2018. 1% inflation price escalation after 2nd anniversary.

(2)

Stream subject to multiple buyback/buydown options: December 31, 2018 buyback for US$119 million or buydown for US$75 million + 1.5% ongoing stream; December 31, 2019 buyback for US$136 million or buydown for US$75 million + 2% ongoing stream. If buyback/buydown not exercised by December 31, 2019, US$10 million make-whole payment + 4% ongoing stream.

(3)	The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%.
(4)	The stream term shall be automatically extended beyond the initial term for successive 10-year periods.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

(5)	The stream term shall be automatically extended beyond initial term for successive 10-year periods. 3% or consumer price index (CPI) per ounce price escalation after 2016.
(6)

Under the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered. Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco’s share of silver production thereafter. Silver in respect of which a delivery is made after January 1, 2017, is subject to the stream.

(7)	The silver stream was acquired through the acquisition of Orion’s Portfolio. The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.
(8)

The Brucejack offtake applies to the sales from the first 7,067,000 ounces of refined gold, of which 3,533,500 ounces are attributable to OBL (less any delivered ounces pursuant to the Brucejack stream).

Back Forty Gold Stream (Aquila Resources Inc.)

In November 2017, OBL acquired a gold stream on the Back Forty project where OBL will make staged upfront cash deposits to Aquila of up to US$55.0 million for the gold stream, and will make ongoing payments equal to 30% of the spot price of gold, to a maximum of US$600 per ounce. The gold stream applies to 18.5% of the refined gold from the project until 105,000 ounces of gold have been delivered, and to 9.25% of the refined gold for the remaining life-of-mine. The deposit will be paid in four installments, of which the first was made in November 2017 for US$7.5 million.

Long-term lease agreements

The Company is committed to minimum amounts under long-term lease agreements for office space, which expire at the latest in 2029. As at March 31, 2018, minimum commitments remaining under these leases were approximately $13.7 million over the following years ending March 31:

$
(in thousands of dollars)

2019	1,234
2020	1,305
2021	1,213
2022	1,120
2023-2029	8,840
13,712

Off-balance Sheet Items

There are no off-balance sheet arrangements.

Outstanding Share Data

As of May 3, 2018, 156,213,783 common shares were issued and outstanding. A total of 3,609,780 share options and 11,195,500 warrants were outstanding to purchase common shares. A convertible debenture of $50.0 million with Ressources Québec entitles the holder to convert the debenture, at its option, into 2,620,545 common shares of the Company (conversion price of $19.08) at any time during the term of the debenture. Convertible senior unsecured debentures of $300 million are outstanding and convertible at the holder’s option into Osisko common shares at a conversion price of $22.89 per common share, representing a total of 13,106,160 common shares if all the debentures were converted.

Subsequent Events to March 31, 2018

Victoria Gold Corp.

On April 13, 2018, Osisko completed a $148.0 million financing transaction with Victoria, pursuant to which Osisko acquired from Victoria a 5% NSR royalty for $98.0 million on the Dublin Gulch property which hosts the Eagle Gold project located in Yukon, Canada, and subscribed to a private placement basis, 100 million common shares of Victoria at a price of $0.50 per common share.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

As part of the transaction, Osisko has purchased a 5% NSR royalty on all metals and minerals produced from the Property, until an aggregate of 97,500 ounces of refined gold have been delivered to Osisko, and a 3% NSR royalty thereafter. The purchase price for the royalty is an aggregate of $98.0 million, of which a first tranche of $49.0 million was paid on the closing of the transaction, and the second tranche of $49.0 million will be funded pro rata to drawdowns under the subordinated debt facilities provided by Orion Mine Finance Group (or a third party).

Revolving credit facility

On April 16, 2018, Osisko reimbursed $32.0 million on its revolving credit facility from cash on hand.

Dividends

On May 3, 2018, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on July 16, 2018 to shareholders of record as of the close of business on June 29, 2018.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company’s securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko’s most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission (“SEC”) before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company’s business. For information on risks and uncertainties, please also refer to the “Risk Factors” section of Osisko’s most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Internal Control over Financial Reporting

The Company’s management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”) for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The Company’s ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

Basis of Presentation of Consolidated Financial Statements

The unaudited condensed interim consolidated financial statements for the three months ended March 31, 2018 have been prepared in accordance with the IFRS as issued by the IASB applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the adoption of new accounting standards (presented below) and the presentation of the general and administrative expenses and the business development expenses, which are now presented net of the cost recoveries from associates instead of the cost recoveries from associates being presented on a separate line on the consolidated statements of income (cost recoveries from associates). The comparative figures have been reclassified to conform to the presentation adopted in the current fiscal year. The Board of Directors approved the unaudited condensed interim consolidated financial statements on May 3, 2018.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2017 and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2018 (for the new revenue recognition policy, which is also disclosed below), both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

IFRS 15, Revenue from contracts with customers (“IFRS 15”)

IFRS 15 replaces all previous revenue recognition standards, including IAS 18, Revenue, and related interpretations. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The standard introduces more prescriptive guidance than was included in previous standards and may result in changes to the timing of revenue for certain types of revenues. The new standard will also result in enhanced disclosures about revenue that would result in an entity providing comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. As of January 1, 2018, the Company has adopted IFRS 15 on a full retrospective basis and as such, has revised its revenue recognition policy based on the requirements of IFRS 15. Management has concluded that, based on its current operations, the adoption of IFRS 15 had no significant impact on the Company’s consolidated financial statements.

Revenue recognition policy

Revenue comprises revenues from the sale of commodities received and revenues directly earned from royalty, stream and other interests.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

For royalty and stream agreements paid in-kind and for offtake agreements, the Company’s performance obligations relate primarily to the delivery of gold, silver or other products to the customers. Revenue is recognized when control is transferred to the customers, which is achieved when a product is delivered, the customer has full discretion over the product and there is no unfulfilled obligation that could affect the customer’s acceptance of the product. Control over the refined gold, silver and other products is transferred to the customers when the relevant product received (or purchased) from the operator is physically delivered and sold by the Company (or its agent) to the third party customers. For royalty and stream agreements paid in cash, revenue recognition will depend on the related agreement.

Revenue is measured at fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty, stream and other interest agreements. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of revenue and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

IFRIC 22, Foreign currency translation and advance consideration (“IFRIC 22”)

IFRIC 22 addresses foreign currency transactions or parts of transactions where there is consideration that is denominated or priced in a foreign currency and where the entity recognizes a non-monetary asset or liability in respect of that consideration, in advance of the recognition of the related asset, expense or income. The date of the transaction, for the purpose of determining the exchange rate, is the date of initial recognition of the non-monetary asset or liability. If there are multiple payments or receipts in advance, a date of transaction is established for each payment or receipt. As of January 1, 2018, the Company has adopted IFRIC 22 retrospectively and has concluded that, based on its current operations, it had no significant impact on the Company’s consolidated financial statements.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical judgements in applying the Company’s accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2017 filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2017 and in the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2018, both filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko’s website at www.osiskogr.com.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including “Adjusted Earnings” and “Adjusted Earnings per basic share” to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Earnings and Adjusted Earnings per Basic Share

“Adjusted earnings” is defined as “Net earnings (loss) attributable to Osisko’s shareholders” less certain items: “Foreign exchange gain (loss)”, “Impairment charges”, “Gains (losses) on disposal of evaluation and evaluation assets”, “Write-off of property and equipment”, “Unrealized gain (loss) on investments”, “Impairment on financial assets and investments in associates”, “Share of income (loss) of associates”, “Deferred income tax expense” and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the “adjusted earnings” divided by the “Weighted average number of common shares outstanding” for the period.

	Three months ended
		March 31,
	2018	2017
(in thousands of dollars, except per share amounts)	$	$

Net earnings attributable to Osisko’s shareholders	2,310	4,076

Adjustments:
Foreign exchange loss	898	1,415
Unrealized loss (gain) on investments	2,581	(2,024)
Share of loss of associates	1,397	1,445
Deferred income tax expense	1,667	1,721

Adjusted earnings	8,853	6,633

Weighted average number of common shares outstanding (000’s)	157,665	106,543

Adjusted earnings per basic share	0.06	0.06

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold, silver, diamonds, other commodities and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the realization of the anticipated benefits deriving from Osisko’s investments and transactions and the estimate of gold equivalent ounces to be received in 2018. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Osisko holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties (“NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”). U.S. reporting requirements are governed by the SEC’s Industry Guide 7 (“Guide 7”). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the SEC. Osisko also reports estimates of “mineral resources” in accordance with NI 43-101. While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized by NI 43-101, they are not defined terms under standards of the SEC and, generally, U.S. companies are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sean Roosen	(Signed) Elif Lévesque
Sean Roosen	Elif Lévesque
Chair and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

May 3, 2018

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2018 – First Quarter Report

Corporate Information

Corporate Office	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com
Michael Spencer, Managing Director

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Bryan A. Coates, President
Françoise Bertrand	Luc Lessard, Senior Vice President, Technical Services
Victor H. Bradley	Elif Lévesque, Vice President, Finance and Chief
John Burzynski	Financial Officer
Pierre D. Chenard	Joseph de la Plante, Vice President, Corporate Development
Christopher C. Curfman	André Le Bel, Vice President, Legal Affairs and
André Gaumond	Corporate Secretary
Pierre Labbé	Vincent Metcalfe, Vice President, Investor Relations
Oskar Lewnowski	Frédéric Ruel, Vice President and Corporate Controller
Charles E. Page
Jacques Perron

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Director of Mineral Resources Evaluation

Exchange listings
Toronto Stock Exchange
- Common shares:	OR
- Warrants:	OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)
OR.WT.A (Exercise price: $19.08 / Expiry date: February 25, 2019)
- Convertible debentures:	OR.DB (Conversion price: $22.89 / Maturity date: December 31, 2022)

New York Stock Exchange
- Common shares:	OR

Dividend Reinvestment Plan
Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents
Canada: AST Trust Company (Canada)
United States of America: American Stock Transfer & Trust Company, LLC

Auditors
PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.

Legal Counsels
Bennett Jones LLP
Lavery, de Billy LLP
Paul, Weiss, Rifkind, Wharton & Garrison LLP